MARK ZVONKOVIC 212.872.8001/fax: 212.872.1002 mzvonkovic@akingump.com

December 21, 2007

Barbara C. Jacobs

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BPW Acquisition Corp. Registration Statement on Form S-1, File No. 333-147439

Dear Ms. Jacobs:

On behalf of BPW Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated December 13, 2007, relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), a copy of which has been marked with the changes from the original filing of the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 1 to Matthew Crispino.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter. Additionally, we have, where appropriate, indicated in the markings of the courtesy hard copies of the marked Amendment No. 1 the specific locations in such amendment in which our responses to the Staff’s comments are reflected.

General

1.

Prior to the effectiveness of the registration statement, please be sure that we receive a copy of the letter, or a call, from the Financial Industry Regulatory Authority (the “FINRA”) stating that the FINRA has finished its review and has no additional concerns with respect to the proposed underwriting agreement.

The Company will comply with this comment.

2.	We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please fill in all blanks

Ms. Barbara C. Jacobs
Securities and Exchange Commission
December 21, 2007

throughout the registration statement except for the specific information that Rule 430A allows you omit.

The Company will not omit any information except for the specific information that Rule 430A allows the Company to omit at the time of effectiveness of the Company’s registration statement. The Company has filled in the blank spaces on pages 24, 47, 57, 85, 86, 87, 93, 95, II-1 and II-4 to comply with this comment.

3.	Please file the limit order agreement as an exhibit to the registration statement.

The Company has filed the limit order agreement as Exhibit 10.11 with this Amendment No. 1 to comply with this comment.

4.	Please advise us of the consequences in the event that the buyback period expires and your sponsors have purchased less than $25.0 million of your common stock pursuant to the limit order.

The sponsors are only obligated to buy the common stock during the buyback period. The sponsors will have no obligation to apply any unexpended amounts to any other purpose.

5.

You state that the purchases under the limit order agreement will “comply with Rule 10b-18.” Please provide us with your analysis of the applicability of the safe harbor contained in Rule 10b-18. We particularly note that the provisions of the limit order arrangement call for the sponsors to “place limit orders for an aggregate of up to $25.0 million of our common stock commencing on the later of (i) ten business days after we file a Current Report on Form 8-K announcing our execution of a definitive agreement for an initial business combination and (ii) 60 days after termination of the ‘restricted period’ in connection with this offering under Regulation M.”

We have modified our disclosure on the cover page of the prospectus and on pages 10, 36, 37, 58, 93, 95, and F-10 to have the limit purchases begin on the day after filing of the preliminary proxy statement with the Commission relating to the initial business combination, subject to compliance with applicable law, including Regulation M. In the event that the target shareholders have approved the transaction before the time of filing of the proxy statement, all of the safe harbor provisions of Rule 10b-18 will be met at the time purchases commence. If the target stockholders have not approved the transaction at that time and the Company is issuing securities to the target stockholders in connection with the initial business combination, the criteria for the safe harbor to apply in Rule 10b-18(a)(13)(iv) will not technically be met, but the broker, with the advice of its counsel, may nevertheless fill the limit orders in accordance with Rule 10b-18(b) if the purchases otherwise comply with applicable law. The purchases must in

Ms. Barbara C. Jacobs
Securities and Exchange Commission
December 21, 2007

that case cease at the mailing of a proxy statement to the target stockholders, as required by Regulation M.

6.

Please strive to eliminate the use of redundant and repetitive disclosure throughout your prospectus. You may need to evaluate and/or reconsider the manner in which you have structured your document so that the manner in which you present your disclosure is consistent with the principles set forth in Rule 421(b) of Regulation C.

The Company has eliminated redundant and repetitive disclosure on pages 2, 3, 12, 14, 15, 72 and 89 to comply with this comment.

Prospectus Cover Page

7.

Limit the disclosure on the cover page to a single page as required by Item 501(a) of Regulation S-K and to the information that is key to an investment decision. Refer specifically to the disclosure contained in the second and third full paragraphs, which we believe you could safely remove from the cover.

We believe that all information on the cover page is key to an investment decision. Accordingly, since the cover page disclosure is currently limited to one page, we respectfully submit that no revision to the cover page is necessary.

Summary, page 1

8.

Please revise your disclosure on page 5 to clarify whether any evaluations and/or discussions of potential acquisition candidates occurred before the company’s incorporation. Also, please disclose if the company’s principals have had direct or indirect contact with any potential acquisition candidates in anticipation of the company’s incorporation. If management, the directors, or any affiliate, agent or other representative has already taken direct or indirect measures to locate a target business, or affiliated or unaffiliated entities have approached you with possible candidates, please disclose this information or advise us supplementally.

We have revised the disclosure on page 3 to comply with this comment.

Founder’s Units, page 9

9.	Similar transactions of this nature have required that founders’ common stock and warrants be held in escrow for as long as they are subject to transfer restrictions.

Ms. Barbara C. Jacobs
Securities and Exchange Commission
December 21, 2007

Please advise us as to whether the founder’s units (and the sponsor’s warrants discussed on page 11) will similarly be held in escrow. If not, please explain why.

The founders’ units, including the founders’ common stock and the founders’ warrants, and the sponsors’ warrants will not be held in escrow. We believe that this is consistent with other recent SPAC offerings and that the contractual restrictions placed upon the sponsors in this regard are sufficient to ensure compliance by the sponsors and our independent directors.

Registration Rights, page 12

10.	Please describe the circumstances under which stockholders entitled to registration rights may exercise those rights.

The stockholders entitled to registration rights include the holders of the founders’ units, founders’ common stock, founders’ warrants, sponsors’ warrants and any shares purchased pursuant to the limit orders described in the registration statement. As described on pages 11 and 94, the holders may exercise their registration rights at any time after the Company’s initial business combination, provided that the registration statement filed pursuant to the exercise of the registration rights will not become effective until the applicable lock-up period has expired relating to the securities being registered, and provided further that with respect to the founders’ warrants, such warrants must also have become exercisable. The holders will be entitled to make up to three registration demands. We have clarified the disclosure on pages 11 and 94 to comply with this comment.

Amended and Restated Certificate of Incorporation, page 15

11.

Similar transactions of this nature have required the unanimous consent of stockholders to amend provisions of the amended and restated certificate of incorporation. Please explain why this transaction requires the consent of 90% of the voting power of your outstanding common stock to amend the certificate of incorporation.

No amendments are contemplated or anticipated. However, in the event of an unforeseen circumstance where an amendment to the amended and restated certificate of incorporation is in the best interests of the stockholders, we believe that a very restricted amount of flexibility to change these terms will make it possible to complete a transaction that a significant number of stockholders approve.

Conversion Rights for Public Stockholders Voting to Reject Our Initial Business Combination, page 18

Ms. Barbara C. Jacobs
Securities and Exchange Commission
December 21, 2007

12.

We note your disclosure prohibiting a public stockholder, together with any affiliate or any other person with whom such public stockholder is acting in concert or as a “group,” from converting more than 10% of the shares sold in this offering. Please explain how you will determine when unaffiliated public stockholders are acting in concert or as a “group” for purposes of implementing this provision.

We will apply the same standard that is applied with respect to beneficial ownership filings under Rule 13d-5(b).

Liquidation if No Business Combination, page 20

13.

On page 21 of the prospectus, you state that you “cannot assure you those funds will be sufficient to pay or provide for all creditors’ claims.” It is unclear to what funds you are referring in that sentence. Please revise.

We have revised the disclosure on page 19 to comply with this comment.

Right of First Review, page 23

14.

We note your disclosure that you will have the right of first review in regard to “certain business combination opportunities” of PWP and BNYH. Please revise to clarify specifically the types of business opportunities for which you will have the right of first review. To the extent the first review arrangement have been documented in writing, please file copies of the arrangement as exhibits to your registration statement.

We have revised the disclosure on pages 21, 33 and 88-90 to comply with this comment.

15.

We note your disclosure that the right of first review will be “subject to any pre-existing fiduciary obligations” of PWP and BNYH. Please disclose here the extent of pre-existing fiduciary obligations that PWP and BNYH have which would have priority over the company and the obligations in the right of first review agreement. If a tabular presentation would assist with the readability of this disclosure, please consider its application.

We have revised the disclosure on pages 88-90 under “Management – Conflicts of Interest” to make clear the types of fiduciary obligations we are referring to and to comply with this comment.

Determination of Offering Amount, page 24

Ms. Barbara C. Jacobs
Securities and Exchange Commission
December 21, 2007

16.

Please provide us with more detail on the factors that you considered in determining to value this offering at $375,000,000 ($431,325,000 if the underwriter’s over-allotment option is exercised in full). Please identify the factors that you considered when determining that you might need $367,087,500 ($421,228,125 if the underwriter’s over-allotment option is exercised full) in the trust fund to effect the business combination contemplated by the registration statement. Please advise us as to whether the value of the offering was determined partly because it was considered to be the maximum amount the company and the underwriters believed to be successfully received given market conditions, the company’s industry and management, the size of similar transactions, and other related factors. If not, explain why the company and the underwriters did not consider these factors.

The Company and the underwriters have agreed to raise $375,000,000 in the offering ($431,325,000 if the underwriter’s over-allotment option is exercised in full) and have agreed to place approximately $367,087,500 (approximately $421,228,125 if the underwriter’s over-allotment option is exercised in full) of the offering proceeds in the trust account to effect its initial business combination, based on the previous transactional experience of the principals of the Company, as well as the underwriter’s evaluation of the overall market conditions for transactions similar in structure and scope to the proposed offering, including its ability to solicit investors for an offering of this size. The Company believes that the amount to be held in the trust account after the consummation of the offering, when taken together with interest on the proceeds held in the trust account and any financing arrangements that the Company may enter into, will provide the Company with the flexibility to effect its initial business combination at a number of different price levels at or in excess of the trust account value.

Limited Payments to Insiders, page 13

17.

You disclose that neither you nor a target business will pay any fee, reimbursement or other cash payment to your insiders prior to, or in connection with, the consummation of an initial business combination. Please revise to clarify whether this statement is designed to encompass all forms of compensation – such as stock, options, etc.

We have revised the disclosure on page 12 to comply with this comment.

Rick Factors, page 26

18.

Please add a risk factor clearly indicating that if the company is unable to consummate a business combination, its public stockholders will be forced to wait 24 months before receiving liquidation distributions.

Ms. Barbara C. Jacobs
Securities and Exchange Commission
December 21, 2007

We have added a risk factor on pages 24-25 to comply with this comment.

Our independent registered public accounting firm’s report...,” page 26

19.

We note this risk factor includes an explanatory paragraph regarding the substantial doubt about the Company’s ability to continue as a going concern. However, the audit report on page F-2 does not include this explanatory paragraph. Please clarify these inconsistencies.

We have removed this risk factor on page 24 to clarify this inconsistency and to comply with this comment.

Dilution, page 54

20.

We note that your dilution presentation assigns no value to the warrants that you have, or will have, outstanding following the offering. Please clarify to the investor that their actual dilution may be higher as a result of the exercise of these warrants, particularly if a cashless exercise is utilized.

We have revised the disclosure on pages 37 and 52 to comply with this comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Proposed Business, page 61

21.

We note your disclosure that the company will focus on a business combination in the financial services or business services industry, but that you may effect a business combination with a business outside those industries. In light of the fact that you will not be limited to a particular industry, please revise your disclosure throughout to discuss your intended search process in more detail since you are able to acquire companies that may be outside of management’s expertise. Provide relevant risk factors and revise the cover page as appropriate to highlight this fact. Revise to clarify if there is a time frame or monetary amount used that will trigger your search of companies.

We have revised the disclosure on page 2 to state that we do not expect to conduct an active search for a business combination opportunity outside of the financial services or business services industries. Accordingly, we believe that the current disclosure in the prospectus regarding our search process as well as the risk factors applicable thereto does not need to be expanded.

Ms. Barbara C. Jacobs
Securities and Exchange Commission
December 21, 2007

Status as a Public Company, page 65

22.

Please balance your disclosure by noting that while the company’s status as a public company may be attractive to some potential businesses, the blank check structure may be a deterrent in acquiring others.

We have revised the disclosure on page 63 to comply with this comment.

Sources of Target Business Candidates, page 68

23.

We note your disclosure that the company will not enter into a business combination with a target affiliated, or pay a finder’s fee, with its founders, sponsors, officers or directors, or any entity affiliated thereof. Please revise your disclosure to specify all affiliates of the founders, sponsors, officers and directors that would be subject to the business combination or finder’s fee restrictions.

We respectfully submit that, as the prohibition regarding the payment of fees referred to on page 66 is meant to apply to all affiliated persons and entities, and not limited to specific named individuals or entities, naming all persons and entities that are affiliated with the sponsors would not be meaningful to an investor. The same principle applies to the restriction on our entering  into a business combination with an affiliated target business and we have accordingly revised the disclosure to eliminate the subcategories and state broadly that the restriction applies to “a target business that is affiliated with any of our founders, sponsors, officers or directors.”

Conversion Rights for Public Shareholders Voting to Reject Our Initial Business Combination, page 74

24.

Please explain the disclosure relating to the “put” right surviving past a consummated business combination. Your disclosure provides an example of a converting shareholder who decides to sell his securities in the public market at a higher price rather than transmit the securities to the registrant for conversion to cash. If the shareholder sells his securities in the market, it would appear he would no longer hold the securities which could be “put” to the registrant.

A stockholder who votes against a business combination and elects to exercise his or her conversion rights but is not required to tender his or her physical stock certificate prior to the consummation of the initial business combination would be able to monitor the stock price following the initial business combination and, if the stock price increases, the stockholder could sell his or her stock in the open market at a higher price than he or she would receive upon

Ms. Barbara C. Jacobs
Securities and Exchange Commission
December 21, 2007

conversion. However, if the stock price decreases following the initial business combination, the stockholder would be able to require the company to convert the stock for a pre-determined amount per share as originally elected. Thus, the conversion right would essentially become a “put” right because the stockholder would have the option of requiring the company to purchase his or her shares for the fixed conversion amount, or selling in the open market for a higher price. By requiring the stockholder to tender his or her physical certificate prior to the special or annual meeting of stockholders, the stockholder’s election to convert is irrevocable once the business combination is approved.

25.

Provide clear disclosure as to the minimum amount of time that will be provided between the mailing of the proxy and the date when the shares must be tendered for conversion rights. Explain whether the minimum amount would be sufficient for an average investor to meet the steps required to exercise their conversion rights. Please advise whether you have considered imposing the certificate delivery requirement only if the stockholders receive proxy solicitation materials at least twenty days prior to the vote, in accordance with the American Stock Exchange’s proxy notification recommendations.

We have revised the disclosure on pages 18, 26 and 72 to comply with this comment

26.	Please provide clear disclosure regarding any costs associated with tendering the physical or electronic shares and any other shares and any other requirements or steps to elect conversion.

We have revised the disclosure on page 72 to comply with this comment.

Management, page 86

27.

For Mr. Einiger and Ambassador Fredericks, please clarify the positions held and the respective date of those positions for the last five years. For Mr. Schoellkopf, please specify his occupation between 2001 and 2003.

We have revised the disclosure on page 84 to comply with this comment with respect to Mr. Einiger and Ambassador Fredericks. We note that Mr. Schoellkopf was not employed between 2001 and 2003.

Executive Officer and Director Compensation, page 88

28.	We note your disclosure that none of your officers or directors has received any compensation for services rendered. Please revise to clarify that your discussion

Ms. Barbara C. Jacobs
Securities and Exchange Commission
December 21, 2007

addresses all compensation awarded to, earned by or paid to the named executive officers and directors for all services rendered in all capacities. If true, clarify that management will not receive any compensation in any form during the lifespan of the SPAC.

We have revised the disclosure on page 85 to comply with this comment.

Conflicts of Interest

General, page 92

29.

The company discloses that sponsors, officers and directors may have conflicts of interest in determining which affiliated entity it will present a particular business opportunity. This section notes that certain business opportunities will be presented to the company by its sponsors, officers and directors subject to any fiduciary duties or contractual obligations why might have. Please identify all entities that sponsors, officers and directors have any such pre-existing relationship with that could possibly complete with the company in acquiring a specific business. Please focus on each of their ownership, structure, investment strategy, portfolio and risk characteristic. Also, please disclose the situations or scenarios where these entities and the company would seek the same type of investment opportunity.

We have eliminated the disclosure in the first paragraph under “General” on page 89 as it is repetitive of the more specific disclosure regarding our officers and directors on the prior pages 88 and 89 under the headings “BNYH” and “PWP.” We have also amended the disclosure regarding the fiduciary obligations of our independent directors by adding a sentence to the end of the paragraph as follows: “The current affiliations of our directors are described under “Management - Directors and Executive Officers.”.

30.

We note your disclosure that the company’s sponsors, officers and directors may become affiliated with other blank check companies or entities engaged in similar business activities. Please clarify if sponsors, officers or directors are free to immediately organize, promote, or become involved with blank check companies or entities engaged in similar business activities prior to the company identifying and acquiring a target business. Also please clarify if sponsors, officers and directors may become involved with blank check companies with a focus on the financial services or business services industries prior to the completion of the company’s business combination.

We have revised the disclosure on pages 22, 33 and 90 to comply with this comment.

Ms. Barbara C. Jacobs
Securities and Exchange Commission
December 21, 2007

31.

In light of the fact that your sponsors, officers and directors may be looking at the same companies with respect to both the company and other entities in which such individuals are involved, all contacts and discussion currently being conducted by such individuals are relevant to the company and its business operations (including potential acquisition targets) and should be fully disclosed and discussed in the prospectus. Alternatively, tell us why such information is not relevant to an investment in the company.

Our sponsors and their officers and directors are engaged in a wide range of financial services activities, as described in the prospectus. They have not engaged in any activities on our behalf or had any contacts or discussions on our behalf, including with respect to potential acquisition targets. In addition, they have no obligation to present us with any opportunities they may have reviewed for other entities in which they are involved. Accordingly, we respectfully submit that none of their prior contacts or discussions are relevant to our investors.

Principal Stockholders, page 94

32.

For BNYH BPW Holdings LLC and Perella Weinberg Partners Acquisition LP, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares owned by such entities.

The table currently discloses the natural persons who exercise voting/dispositive powers over the sponsor entities. Mr. Martin exercises voting/dispositive powers over BNYH BPW Holdings LLC and Mr. Perella exercises voting/dispositive powers over Perella Weinberg Partners Acquisition, LP, as footnotes 3 and 4 to the table set forth. We have revised the footnotes to make this point more clearly.

33.

Please explain the purpose of the “private sale” exception with respect to a sale or transfer of founders’ units. See page 95. State whether a purchaser would be a relative, associate or affiliate of the seller. Please clarify whether a purchaser would receive any distribution in the event of a liquidation and whether a purchaser would have conversion rights for shares purchased. Provide a copy of any proposed sale agreement for the staff’s review.

A “private sale” could be to any of a relative, associate or an affiliate of the seller, although no such private sales are currently contemplated or identified. A purchaser in a private sale would be subject to all the same restrictions of the founder/seller, and as such would not be entitled to exercise conversion rights or  to receive any distribution in a liquidation with respect to any founders’ shares so purchased.

Ms. Barbara C. Jacobs
Securities and Exchange Commission
December 21, 2007

Certain Relationships and Related Party Transactions, page 97

34.	Please revise your disclosure to provide the disclosure required by Item 404(b) of Regulation S-K.

We have revised the disclosure on page 97 to comply with this comment.

Description of Securities

Warrants, page 103

35.

On page 104, you advise investors to “review a copy of the warrant agreement, which has been filed as an exhibit to the registration statement... for a complete description of the terms and conditions applicable to the warrants.” As the exhibits are not provided to the shareholders, please revise to the extent necessary to summarize all of the material provision of the warrants as well as your units and common stock, and revise the statement quoted in the preceding sentence to clarify that all such material provisions are described without incorporating by reference or referring to the underlying documents.

We have revised the disclosure on page 102 to comply with this comment.

Part II – Information Not Required in Prospectus

Exhibits

36.	Please include all exhibits in your next filing. They are subject to review and we will need sufficient time to examine them.

We have included Exhibits 10.11, 14, 23.1, 99.4 and 99.5 to comply with this comment. The remainder of the exhibits set forth in the Exhibit Index will be filed by separate amendment.

Ms. Barbara C. Jacobs
Securities and Exchange Commission
December 21, 2007

Signatures

37.	Please have Messrs. Einiger, Fredericks, and Schoellkopf sign the registration statement or provide their consents pursuant to Rule 438.

We respectfully submit that Messrs. Einiger, Fredericks, and Schoellkopf provided their consents in the initial filing as Exhibits 99.1, 99.2 and 99.3. Accordingly, we have not provided any additional documentation.

Sincerely,
/s/ Mark Zvonkovic
Mark Zvonkovic
cc:	Michael E. Martin